(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

February 8, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Central Investment Portfolios II LLC (the Company):
Fidelity Corporate Bond 1-10 Year Central Fund Fidelity Mortgage Backed Securities Central Fund Fidelity Tactical Income Central Fund (the funds)
File No. 811-22083
Amendment No. 12

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the Company. This filing also includes a conformed copy of the manually signed consents of the Company's independent registered public accounting firms, the originals of which are maintained at the offices of the Company.

This filing includes the following items: facing page, Part A, Part B, and Part C for Fidelity Corporate Bond 1-10 Year Central Fund, Fidelity Mortgage Backed Securities Central Fund, and Fidelity Tactical Income Central Fund. The funds' Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment Nos. 10 and 11. This filing serves to update standard disclosure and implement editorial changes.

The principal purpose of this filing is to update the funds' investment policies.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Catherine Conlin
Catherine Conlin
Legal Product Group